Exhibit 99.27

WBM Capital Corp.

1900 – 1040 West Georgia Street
Vancouver, BC V6E 4H3

July 16, 2025

FILED VIA SEDAR

To All Applicable Securities Administrators

Subject:	WBM Capital Corp. (the “Issuer”) Amended Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Special Meeting
Meeting Date:	August 25, 2025
Record Date for Notice of Meeting:	July 25, 2025
Record Date for Voting (if applicable):	July 25 2025
Beneficial Ownership Determination Date:	July 25, 2025
Class of Securities Entitled to Vote:	Common Shares
Issuer sending proxy materials directly to NOBOs:	n/a
Issuer paying for delivery to OBOs:	n/a
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holdings:	No

Your truly,

WBM Capital Corp